SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

Guardian Technologies International, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

400710-10-5

(CUSIP Number)

Leonard H. Bloom
Akerman Senterfitt
1 S.E. 3rd Avenue, 25th Floor
Miami, FL 33131
(305) 374-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2005

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert A. Dishaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 4,494,644*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,494,644*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,494,644*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%*
14	TYPE OF REPORTING PERSON IN

* Includes options to purchase 10,000 shares of Common Stock.

Introductory Statement

The information contained in the Schedule 13D filed by Mr. Robert A. Dishaw on August 14, 2003, as amended by Amendment No. 1 to such Schedule 13D filed on February 11, 2005 ("First Amended Filing"), is hereby amended by this Amendment No. 2 to the First Amended Filing (“Second Amended Filing”) to the extent set forth hereinbelow. Capitalized terms used herein shall have the meaning set forth in the First Amended Filing.

Item 1. Security and Issuer.

No change from First Amended Filing.

Item 2. Identity and Background.

(a) name:	Robert A. Dishaw (hereinafter "Reporting Person")

(b) residential address:	848 Brickell Key Drive
Suite 2006
Miami, Fl 33131

(c) employment:	Current
Distribution/Marketing Consultant
Guardian Technologies International, Inc.
516 Herndon Parkway
Suite A
Herndon, VA 20170

Until August 14, 2006
Director and Distribution/Marketing Consultant
Guardian Technologies International, Inc.
516 Herndon Parkway
Suite A
Herndon, VA 20170

Until November 11, 2005
President, Chief Operating Officer, and Director
Guardian Technologies International, Inc.
516 Herndon Parkway
Suite A
Herndon, VA 20170

(d) - (e) No change from First Amended Filing

Item 3. Source and Amount of Funds or Other Consideration.

On November 16, 2005, Reporting Person purchased 200,000 shares of Common Stock at $0.50 per share, pursuant to the Options granted to him on June 21, 2004; Reporting Person used personal funds for the transaction. The purchase transactions on February 8, 2007 of 10,000 shares of Common Stock; February 9, 2007 of 5,000 shares of Common Stock and February 12, 2007 of 4,000 shares of Common Stock from the Company were made with personal funds of the reporting person.

Item 4. Purpose of Transaction.

All purchases were made for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Amendment, Reporting Person beneficially owns 4,494,644 shares of Common Stock, of which 10,000 are options to purchase shares of Common Stock. In the aggregate, this represents approximately 12.3% of the shares of the Company's Common Stock, calculated in accordance with the Rule 13d-3 promulgated under the Exchange Act of 1934 as amended.

(b) Reporting Person has the sole power to vote and sole power to dispose with respect to 4,494,644 shares of Common Stock, of which 10,000 are options to purchase shares of Common Stock.

(c) During the last 60 days preceding this filing, the following transaction occurred on the over the counter bulletin board.

Trade Date	Number of Shares of Common Stock	Type of Trade	Price Per Share Paid
9/28/07	70,000	sell	0.71
10/8/07	20,000	sell	0.73
10/10/07	35,000	sell	0.71
10/17/07	45,000	sell	0.67

Since the date of the First Amended Filing, Reporting Person has engaged in numerous transactions aggregating to a net reduction of 872,856 beneficially owned shares.

(d) None.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No change from the First Amended Filing.

Item 7.  Material To Be Filed As Exhibits.

No change form First Amended Filing.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2007

/s/ Robert A. Dishaw
Robert A. Dishaw

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).